Exhibit 12.1
Brandywine Realty Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions
(in thousands)

	For the six months ended June 30,		For the years ended December 31,
	2009	2008	2008	2007		2006	2005	2004
Earnings before fixed charges:
Add:
Income (loss) from continuing operations before equity in earnings from unconsolidated real estate ventures (a)	$7,184	$(557)	$(1,800)	$11,995		$(28,845)	$25,615	$46,790
Distributed income of equity investees	1,093	2,210	7,639	6,900		2,150	2,403	1,730
Amortization of capitalized interest	1,454	1,400	2,801	2,170		1,508	1,183	887
Fixed charges — per below	77,968	87,038	170,997	185,716		182,012	82,521	58,037
Less:
Capitalized interest	(3,429)	(9,673)	(17,154)	(18,293)		(9,537)	(9,603)	(3,030)
Preferred Distributions of consolidated subsidiaries	—	—	—	—		—	—	(832)

Earnings before fixed charges	$84,270	$80,418	$162,483	$188,488		$147,288	$102,119	$103,582

Fixed charges and Preferred Distributions:
Interest expense from continuing operations (including amortization)	$73,736	$76,491	$152,096	$165,647		$171,164	$72,017	$53,570
Capitalized interest	3,429	9,673	17,154	18,293		9,537	9,603	3,030
Ground leases and other	803	874	1,747	1,776		1,311	901	605
Distributions to preferred unitholders in Operating Partnership	—	—	—	—		—	—	832

Total Fixed Charges	77,968	87,038	170,997	185,716		182,012	82,521	58,037

Income allocated to preferred shareholders	3,996	3,996	7,992	7,992		7,992	7,992	9,720

Total Preferred Distributions	3,996	3,996	7,992	7,992		7,992	7,992	9,720

Total combined fixed charges and preferred distributions	$81,964	$91,034	$178,989	$193,708		$190,004	$90,513	$67,757

Ratio of earnings to combined fixed charges and preferred distributions	1.03	(b)	(b)		(b)	(b)	1.13	1.53

(a)	Amounts for the years ended December 31, 2008, 2007, 2006 2005 and 2004 reflect a retrospective adoption of FSP APB 14-1 and discontinued operations through June, 30, 2009. With respect to the discontinued operations, operations have been reclassified from continuing operations for all sales through June 30, 2009.

(b)	Due to the registrant’s loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $10,616 for the six months ended June 30, 2008 and $16,506 for the year ended December 31, 2008, $5,220 for the year ended December 31, 2007 and $42,716 for the year ended December 31, 2006 to achieve a coverage ratio of 1:1.